UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                           For the month of July, 2006

                           SPIRENT COMMUNICATIONS plc
      _____________________________________________________________________
                 (Translation of registrant's name into English)

   Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                  RH10 9QL, UK.
      _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________







Spirent Communications plc announces that on 31 July 2006 it purchased from JPMorgan Cazenove Limited 1,000,000 Spirent Communications plc ordinary shares at an average price of 34.0266 pence per share. The purchased shares will be held as treasury shares. Following the above purchase, Spirent Communications plc holds 37,140,000 Spirent Communications plc ordinary shares in treasury, and has 933,836,070 Spirent Communications plc ordinary shares in issue (excluding treasury shares).


                                  Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date 31 July 2006                          By   ____/s/ Luke Thomas____

                                                    (Signature)*